UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

Triple Double Crown, LLC
(Name of lssuer)

Legal status of Issuer

Limited Liability Company	Florida	Jan. 10th, 2020
(Form)	(Jurisdiction of Incorporation/Organization)	(Date of Organization)

500 W. Keene Road Apopka, FL 32703
(Physical Address of lssuer)

N/A
(Website of lssuer)

WeVidIt, Inc. (dba Good Works Investments)
(Name of Intermediary through which the offering will be conducted)

0001883789	007-00328	317216
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD number of Intermediary)

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Five percent (5.00%) of the successful amount raised in cash, plus reimbursements for any out-of- pocket expenses incurred by the portal with third-party service providers in connection with the offering and approved by Issuer in writing.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such interest:

None

Proceeds Participation Rights	100,000	$1.00
(Type of Security Offered)	(Target Number of Securities Offered)	(Price)

Target Offering Amount: $100,000

Oversubscriptions accepted:

X	
Yes	No

Oversubscriptions will be Allocated:

	X	
Pro-rata Basis	First-come, First-served Basis	Other-NIA

Maximum Offering Amount (if different from target offering amount): $1,500,000

Deadline to reach the target offering amount: May 31, 2026 ("Target Date")

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 3

Total Assets	$ 70.00	$
Cash & Cash Equivalents	$ 70.00	$
Accounts Receivable	$ -	$
Short-Term Debt	$ -	$
Long-Term Debt	$ -	$
Revenue/Sales	$ -	$
Cost of Goods Sold	$ -	$
Taxes Paid	$ -	$
Net Income	$ -	$

The jurisdictions in which the Issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

FORM C

OFFERING STATEMENT

OF

Triple Double Crown, LLC

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by Triple Double Crown, LLC, a Florida limited liability company (as used herein, "Issuer", "we", "us", "our", "our Company", "the Company", or "Gospel of Rock and Roll – Season 1" and similar terms include Triple Double Crown, LLC, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

The Company is offering up to $1,500,000 in aggregate Revenue Participation Rights for the upcoming release and distribution of "The Gospel of Rock and Roll – Season 1" (the "Show"), which we refer to as the "Revenue Participation Rights" or the "Revenue Participations". Revenue Participations will initially be paid out of all proceeds received from the release and distribution of the Show (the "Gross Receipts"). Holders of the Revenue Participation Rights will each initially be entitled to receive up to 120% of the purchased value of their Revenue Participations Rights with first priority on the Gross Receipts paid on a pro-rata, basis among the holders of Revenue Participations Rights associated with this Offer and shall be paid in full before any other claims against the Gross Receipts are paid and thereafter, IF a minimum threshold of one million is funded through this offering, THEN will share pro rata in a pool of Twenty (20) Percent of Net Receipts for a Participation Period of five (5) years from the initial Closing. If Gross Receipts from the release and distribution of the Show are less than the total amount purchased, Revenue Participation Rights will be subject to a loss of principal.

If the Gross Receipts reach the total amount invested in this offering plus twenty percent (20%), one hundred twenty thousand dollars ($120,000) if the Target Offering Amount is sold, and one million eight hundred thousand ($1,800,000) if the Maximum Offering Amount is sold, the holders of the Revenue Participation Rights will be paid one hundred percent of the Gross Receipts on a pro-rata, basis without preference or priority of any kind.

The Revenue Participation Rights will be issued in electronic form only and will not be listed or quoted for trading on any securities exchange. The Revenue Participation Rights will not be transferable without the express prior written consent of the Issuer and then subject to all applicable laws and regulations. Each investor must enter into a Proceeds Participation Agreement (the "Proceeds Participation Agreement") with the Company, which will govern all purchases of the Revenue Participation Rights the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Proceeds Participation Agreement shall prevail.

The Offering is being made through WeVidIt, Inc (dba Good Works Investments) (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Revenue Participation Rights. You will complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Revenue Participation Rights at any time for any reason.

The Issuer anticipates multiple closing on a rolling basis. The first anticipated is upon the minimum target offering being met and subsequent closings as necessary in the Issuer's sole discretion up to the max offering amount. The issuer anticipates subsequent closings at $100,000 thresholds after the initial closing, but may initiate subsequent closings with less than the anticipated amount depending on factors at the time. The required 48 hour notification for cancellation period will be performed for any such closing.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

You should rely only on the information contained in this Form C.

We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our membership. This summary reflects Triple Double Crown, LLC's (the "Company") Articles of Organization and does not purport to be complete and is qualified in its entirety by the Articles of Organization and its Company Agreement. For a complete description of the Company's membership, you should refer to our Articles of Organization and its Company Agreement and applicable provisions of the Florida Corporations and Associations Laws.

General

The Company is currently offering up to a maximum of $1,500,000 in aggregate Proceeds Participation rights to be paid out of the Gross Receipts from the release of "The Gospel of Rock and Roll -Season 1" (the "Show"). The minimum subscription is one dollar ($1.00). The maximum subscription amount will be set at one hundred thousand dollars ($100,000) but may be waived or changed, at any time, by the Company at its discretion. The Revenue Participation Rights will be paid out of the proceeds received from the release and distribution of the Show (the "Gross Receipts"). **The Gross Receipts will be the only source of revenues from which the Revenue Participation Rights will receive payments from.** The Revenue Participation Rights are not secured by a security interest in any assets of the Company.

The company is **not** offering its membership interests in this offering.

Company's Management and Decision-Making

The Company is a Manager-managed entity, wherein the Managers collectively undertake the management and governance of the Company. The current Managers are Nathan Nazario, Chad Bonham and Ash Grayson. The Managers are responsible for making all Company decisions.

Revenue Participation Rights

Overview

The following is a summary of the terms of the Revenue Participation Rights, is not intended to be a complete description of the terms of the Revenue Participation Rights, and is qualified in its entirety by the Revenue Participation Agreement, which is attached as Exhibit A to this Offering Statement on Form C:

- The Revenue Participation Rights are an obligation of the Company to pay on a first priority, pro-rata, basis all of the Gross Receipts from the release of the Show to the holders of the Proceeds Participations, until such a point that the holders of the Revenue Participation Rights have received the maximum return of one hundred and twenty percent (120%) of the purchase price of their Revenue Participation Rights and IF the threshold of one million is funded through this Offering THEN a pro rata share of 20% of the Net Receipts for a participation period of 5 years from the date of initial closing of funding of this Offering.

- If Gross Receipts from the release of the Show are less than $1,500,000 your investment in the Revenue Participation Rights will be subject to a loss of principal if the current maximum is raised.

- If the Gross Receipts from the release of the Show are greater than $1,500,000,(current maximum) but less than $1,800,000,(120% of current maximum) you will not receive the full return contemplated in this offering.

- The Revenue Participation Rights are not secured by a security interest in any assets of the Company and will only be paid from the Gross Receipts of the Show.

- In the event of a dissolution and liquidation of the Company, holders of the Revenue Participation Rights will be entitled to a first preference in distribution from Gross Receipts earned from the release of the Show. Holders of the Revenue Participation Rights will not be entitled to receive a distribution from any other liquidation proceeds.

- Payments to holders of the Revenue Participation Rights will be paid pro-rata among the holders of the Revenue Participation Rights, without preference or priority of any kind.

- The holder of the Revenue Participation Rights will not be entitled to vote on any matters submitted to a vote of the company Managers or stockholders.

Content Distribution Agreements

Our Company has entered into a distribution agreement with Good Works Studios and anticipate a hybrid digital and home-video distribution on the Good Works Streaming Platform and other common streaming outlets for the Show. This agreement grants Good Works Studios the right and license to distribute the Show and once they recover their costs/expenses and retain distribution fees for themselves and partners, they will pay any remaining revenues to Issuer. Issuer will be responsible to pay the Revenue Participation Rights out of the Gross Receipts received from Good Works Studios and any other distributors or sales agents as first money out before any other obligations are paid by Issuer.

Rights

The Revenue Participation Rights are not membership interests and the holders thereof are not entitled to any distributions made to equity holders of the Company, if any. Holders of Revenue Participation Rights will not have rights to any information or accounting of the affairs of the Company. Holders of Revenue Participation Rights will not have rights to inspect the books or records of the Company. Holders of Revenue Participation Rights will not have voting rights. Holders of Revenue Participation Rights will not have rights of a Member under the Florida law, as amended from time to time, or the Company Agreement. The investors in this Offering, as holders of only unsecured Revenue Participation Rights, cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company. The rights of holders of the Revenue Participation Rights, will generally be senior to those of members of the Company in the event of dissolution.

The Revenue Participation Rights will be entitled to receive up to one hundred and twenty percent (120%) of the price paid, for the Proceeds Participations, from the Issuer's Gross Receipts of the release and distribution of the Show on a pro-rata basis. Revenue Participation Rights shall have first priority on the Gross Receipts and shall be paid in full before any other claims against the Gross Receipts are paid. If Gross Receipts from the release of the Show are less than $1,500,000 (if the current maximum is raised) Revenue Participation Rights will be subject to a loss of principal.

The Revenue Participation Rights will generally not be transferable. Each investor must enter into a Proceeds Participation Agreement with the Company, which will govern all purchases of the Revenue Participation Rights the investor makes through this offering. In the event of any discrepancy between the terms of this Offering Statement on Form C and the Proceeds Participation Agreement, the terms of the Revenue Participation Agreement shall prevail.

The value of the Revenue Participation Rights is based on the original principal amount of the Revenue Participation Rights, and no other valuation methodology. Contingent upon Issuer receiving sufficient Gross Receipts, each Revenue Participation will be entitled to receive (a) an amount equal to the investor's original principal amount of the Crowd Proceeds Participation, plus (b) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Revenue Participation. The Revenue Participation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

In accordance with the Revenue Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Revenue Participation Agreement and the Revenue Participation Rights may be made only with the consent of the holders of at least a majority of the aggregate principal of the Revenue Participation Rights at the time outstanding.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities unless such securities are transferred with Issuer's express prior written consent and:

(I) To the Issuer;

(2) To an accredited investor* with written permission by the Issuer; or

(3) As part of an offering registered with the U.S. Securities and Exchange Commission with written permission by the Issuer.

*The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

DESCRIPTION OF OUR BUSINESS

Business Plan

THE SHOW

Over the course of a series of half-hour episodes, THE GOSPEL OF ROCK & ROLL – Season 1 will ask these three questions: Why has so much great music emerged from the church? Why have so many artists left? Why are many of them coming back? This unscripted series is contemplated to travel to locations such as Nashville, Los Angeles, Cleveland, Atlanta, Orlando, Chicago, Detroit, and Memphis in order hear from artists, historians, and church leaders at some of the places where these stories unfolded.

Rock and Roll Hall of Fame inductee Jonathan Cain (Journey) will host this exploration as he sits down with the people behind this bigger than life story.

Ultimately, THE GOSPEL OF ROCK & ROLL – Season 1 will explore universal themes such as creativity, faith, hope, grace, and redemption, and bring all music fans together to celebrate the power of music and its irresistible appeal.

CURRENT STATUS

Multiple Top Artist have committed to being a part of the show and will be featured in various episodes. Some of these have already participated and some production shoot days have already completed. The funds raised during this round of funding will help pay for additional shoot days, additional artist, travel, licensing of music, and post production to be ready for distribution. Some portion of the funds are anticipated to be used for initial marketing efforts.

Distribution

Pursuant to the distribution agreement with Good Works Studios, Issuer expects that the Show will be released mid 2026. While there is no guarantee of success, Issuer believes that the Show will gain audience in markets that will respond favorably to the story and artists. Through advertising ("P&A") spending, Good Works Studios will use their partners with publicity expertise, media relationships, and targeted social media ads to further drive interest in the Show. Following the initial release window on Good Works Streaming platform, the Show will be distributed in other forms of media, including streaming, VOD, traditional broadcast and physical sales, in a new model that integrates the best parts of story telling with digital platforms that are available to billions of people around the world. Due to the nature of American music being so influential and favored in other countries, distribution will include international markets

Marketing and Advertising

Good Works Studios plans to utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube, and Twitter, to promote the Show. Issuer believes the Show will benefit from word-of-mouth advertising.

Competition

In the Episodic Show production sector, Issuer is competing with a broad spectrum of competitors, ranging from high-budget productions by major studios. These entities command significant market share through their established distribution channels, extensive marketing budgets, and strong brand recognition.

Issuer also competes with digital streaming giants, such as Netflix, Amazon Prime Video, and Disney+, which have ventured into original content production, significantly increasing the competitive pressure. These platforms not only serve as potential distributors but also as rivals in the content creation arena, often securing exclusive distribution rights to high-profile projects.

In addition to these direct competitors, Issuer faces indirect competition from alternative entertainment forms, including video gaming companies and streaming services, which vie for the same leisure time of our target audience.

Issuer's approach to standing out in this crowded field involves focusing on niche storytelling that resonates with specific audience segments underserved by the mainstream. By partnering and focusing on innovative engagement, Issuer aims to bridge the gap between its unique content and our audience, leveraging strengths to navigate the competitive landscape effectively.

Legal Proceedings

As of the date of this Offering Statement we do not anticipate, nor have been a party to, any legal proceedings material to our business or financial condition.

Governmental/Regulatory Approval and Compliance

Issuer is not subject to any governmental/regulatory approval or compliance.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and its financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to, including risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

<u>General Risks of an Investment</u> in **<u>our Revenue Participation Rights</u> We**

have a limited operating history.

Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;
- Attract and maintain an adequate customer base;

- Raise additional capital as contemplated in this offering, if necessary, in the future; this Offering may be extended to a maximum of five million dollars under Regulation CF in a 12 month period which we would not consider to be a material change, if no other changes to the Offer are associated with it.

- Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and

- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of **an early-stage company.**

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;

- Increasing net losses and negative cash flows;

- Insufficient revenue or cash flow to be self-sustaining;

- An unproven business model;

An investment in our Revenue Participation Rights is a speculative investment, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Revenue Participation Rights. There is a risk that we will not be able to continue to successfully implement our business plan, which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Each prospective investor of our Revenue Participation Rights should carefully read this Offering Statement. ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

The Company's assumptions concerning future operations may not be realized.

The Company's goal with the funds generated from this offering is to distribute the Show using the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

While Issuer believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, general economic outlook, etc. **Management will have broad discretion as to the use of the proceeds from the offering.**

Investors will be relying on the judgment of the Company's management as to the use of the net proceeds from the offering for the purpose of producing the Show.

Risks Related to our Business

The popularity of releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of Shows are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, substantial amounts must be invested in the marketing of the Show before we learn whether the Show will reach anticipated levels of popularity and financial return with viewers.

The popularity of the Show will ultimately depend on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities, and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The Company's success depends on the successful distribution of a single Show as it relates to the current offering and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will produce and distribute only the first season of the Show for purposes of this Offering. No assurance can be given that the Company's management team will be able to successfully make arrangements for the financially successful distribution of the Show. Because the Company will have only one asset (the first season of the Show), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The completion and distribution of the Show is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing Shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other Shows and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the Show. Failure to distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy- based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and **our operating results may be adversely affected.**

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We intend to utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our Show to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

The Show may not succeed if it receives unfavorable reviews.

The financial success of a Show, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Show. To the extent that the Show receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for Shows and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a Show.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend in large measure on public tastes, P&A, and other promotional success. The Company expects to generate its future revenues from the distribution and exploitation of the Show and the rights therein. The Company's future revenues will depend on getting the Show into distribution, upon the timing and the level of market acceptance of the Show, as well as upon the ultimate cost to distribute and promote it. The revenues derived from the distribution of the Show depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Show will also depend upon terms and conditions of its distribution, promotion, advertising marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Show will not remain consistent over time. Even if the Company is successful in marketing and distributing the Show, revenues generated upon initial release will likely decrease over time as new products and shows are released into the marketplace.

The Show will be subject to the risks associated with the advertising and distribution of a Show.

Advertising and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics (such as COVID 19), (iii) terrorist attacks, civil war, civil commotion or riots, war, threats of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to promote, advertise and distribute the Show. Implementing health and safety protocols and measures during this period of time could add significant costs to our estimated budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the marketing, promotion, advertising and distribution of the Show and cause delays, all of which may increase our costs and decrease the likelihood of being able to distribute the Show to the largest audience possible, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $1,500,000 towards the production of the Show. Even if the Company raises the maximum offering amount, it may need to seek alternative financing, which may not be available or may not be available on terms conducive to the company or investors, or the Company will be required to reduce its marketing budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual advertising and distribution costs may exceed our budget, sometimes significantly. If the Show incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete advertising and distribution of the Show. No assurance can be given as to the availability of such financing on terms acceptable to the Company.

Risks Related to the Offering and Lack of Liquidity

If **investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.**

Our Revenue Participation Rights have not been registered under the Securities Act of 1933, or the Securities Act, and the Proceeds Participation rights being offered are being offered in reliance upon the exemption provided by Regulation Crowdfunding. We represent that this Offering Statement on Form C does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, or if we fail to register the Revenue Participation Rights or find an exemption under the securities laws of each state in which we offer the Revenue Participation Rights, each investor may have the right to rescind their purchase of the Revenue Participation Rights and to receive back from the Company their purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

You may lose some or all of **your initial purchase price for the Revenue Participation Rights because the Revenue Participation Rights are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Revenue Participation Rights.**

If the revenues received by Triple Double Crown, LLC generated by the release of the Show do not exceed one hundred percent (100%) of the value of the Revenue Participation Rights purchased, then holders of the Revenue Participation Rights will be paid out at less than face value. Revenue Participation Rights are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Revenue Participation Rights, you should not purchase the Revenue Participation Rights.

The Revenue Participation Rights are not secured by **any collateral or guaranteed or insured by any third party.**

The Revenue Participation Rights will not represent an obligation to any other party except the Company. The Revenue Participation Rights are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that the revenue generated by the Show will be high enough that investors in the Revenue Participation Rights will earn a return on their investment.

USE OF PROCEEDS

The funds received from this offering will be used primarily to help fund the production costs associated with the first season of the Show and some associated marketing materials.

Except for the payment of portal intermediary fees / costs and escrow and processing fees, the Company anticipates that the net proceeds from this offering will be allocated for the purpose of financing the production costs and some marketing materials associated with Season 1 of the Show.. It is important to note that once the proceeds are received by Triple Double Crown, LLC, the specific allocation of funds for these activities will be managed by Triple Double Crown, LLC., for individual expenditures and hiring of services. The anticipated use of funds is outlined below and aligns with our strategic goal to effectively reach and engage audiences, driving the commercial success of the Show to increase Gross Receipts and enable the Company to pay the Revenue Participation Rights.

Net proceeds to the Company from this offering will be up to $1,500,000, assuming we sell the Maximum Offering Amount. Set forth below is a table showing the estimated sources and uses of the proceeds from this offering.

Use of Funds:	If Target Offering Amount Sold: $100,000		If Maximum Offering Amount Sold: $1,500,000
Portal Intermediary Fees:	5,000		75,000
Production	50,000		220,000
Travel	20,000		68,000
Admin	5,000		105,000
Post Production	10,000		320,000
Music Licensing	7,500		275,000
Marketing	0		$382,000
Contingency	2,500		55,000
Total:	$100,000		$1,500,000

The above figures represent only estimated costs. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad direction over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from the offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Show.

MEMBERS, OFFICERS AND MANAGERS

The Company is managed by its two Managers, in accordance with the Company Agreement. The current Managers are Nathan Nazario, Chad Bonham and Ash Greyson.

The Managers' responsibilities include overseeing the company's strategic direction, managing its affairs, and making significant business decisions.

Officers/Managers

Name	Position	Term of Office
Nathan Nazario	Manager	Since Jan. 2020
Chad Bonham	Manager	Since Jan. 2020
Ash Greyson	Manager	Since Jan. 2020

Bios:
Chad Bonham
Director/Producer/Writer
CHAD BONHAM is CEO and co-founder of 51 West Entertainment. He has been working as a creative media specialist for 35 years. Chad has authored more than 30 books, and has produced, directed, and/or written six documentaries including DIVIDED HEARTS OF AMERICA and THE BATTLE FOR BRANDON. Chad also has two film screenplays in development. He has provided marketing expertise on 17 feature films that have grossed more than $200 million at the box office. Chad was also a producer, writer, and co-director on the ICVM Award nominated series THE MERCY SHIPS.

Nathan Nazario
Producer
NATHAN NAZARIO is a filmmaker and PR and marketing strategist with more than 25 years experience in his field. Nathan has been instrumental in marketing over 50 feature films including Academy Award winners such as THE USUAL SUSPECTS, FARGO, DEAD MAN WALKING, and LIFE IS BEAUTIFUL. He was the lead producer on the award-winning indie film OLD FASHIONED and is a producer on the forthcoming theatrical release SLICK.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners in a class of securities in the company as of the date of this Offering Statement, are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power
Nathan Nazario	Member Interests	34%
Chad Bonham	Member Interests	33%
Ash Greyson	Member Interests	33%

Capitalization

The following table sets forth all of the currently authorized and outstanding classes of securities of the Company and material terms, if any, of the authorized and outstanding classes of securities of the Company as of the date of this Offering Statement on Form C.

None

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company has a limited operating history. The Company has expended capital in the production of the proof of concept, which is now complete, and plans to use additional capital and capital from this Offering to conduct production of at a minimum 1 episode with the target offering or Season 1 with multiple episodes if the max offering is reached.

The financial prospects of our company are presently tied to the forthcoming release of the Show, as outlined in our offering above. Notably, the Revenue Participation Rights are structured to prioritize investor returns, with repayments set to occur before the company realizes its own revenue from the Show's gross receipts. This unique structure underscores the importance of the Show's performance as the paramount financial indicator for this offering. As investors are positioned to receive payments from the initial proceeds, the success of the Show in the marketplace directly influences the timeline and extent of investor returns. Consequently, while traditional financial statements provide an overview of our company's fiscal health, they do not entirely capture the specific risks and potential rewards associated with this offering. Investors' returns are primarily contingent upon the Show's market reception, underscoring the essentiality of its success for the realization of the offering's objectives. As a result, our operational strategies and financial analysis are intensely focused on maximizing the Show's success to ensure we meet our obligations to investors as delineated in the Proceeds Participation Agreement.

Financial Information

Please see the Financial Statements of the Company attached as Exhibit B.1-B.5 for the financials of the Company and the notes on those statements.

Results of Operations

Revenues

The Company has not realized any revenues from operations yet because the Show has not yet been released, however, the Company's financial stability is supported by its Season 1 release expected to begin revenue generation Show in third quarter 2026, and a substantial portion of production costs slated for amortization in the forthcoming year.

Operating Expenses

Not Applicable. Once funds are raised and production begins for Season 1 operating expenses will be applicable.

Liquidity and Capital Resources

Given the dynamic nature of Show marketing, the Company may soon need to raise additional capital for advertising activities. The success of the initial fundraising and subsequent advertising efforts will be crucial for the Show's market penetration and revenue generation, ultimately impacting the company's liquidity position and capital resources in the future. It's important to consider that the Company's situation is unique in that its operations currently revolve entirely around the production and release of the Show. Hence, financials and performance will significantly depend on the Show's success post-release.

Prior offerings of securities; Indebtedness
The Company has not conducted any prior offerings before this Offering and Company has no indebtedness.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any member or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any transaction with a related person

TESTING THE WATERS

The Company did not make use of any written communication or broadcast script for testing the waters prior to filing this Offering Statement on Form C.

REGULATORY INFORMATION

Eligibility

The Company certifies that all of the following statements are true:

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports.
- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Company, or any of its predecessors, have not previously failed to comply with the ongoing reporting

requirements of Rule 202 of Regulation Crowdfunding, or Regulation CF.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31, 2026). Once posted, the annual report may be found on the Company's website.

The Company must continue to comply with the ongoing reporting requirements until:
1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the annual report requirements of Regulation Crowdfunding.

INVESTING PROCESS

We are not selling the Revenue Participation Rights through commissioned sales agents or underwriters. We will use the website of Good Works Investments, invest.goodworkshub.com, to provide notification of the offering. This Offering Statement will be furnished to prospective investors at invest.goodworkshub.com/GRR via download 24 hours per day, 7 days per week on the website. Good Works Investments website will be the exclusive means by which prospective investors may subscribe in this Offering.

Upon committing to invest in a Crowd Proceeds Participation, the investor will receive a confirmation of the investor's commitment to invest. After the offering has been live for the required 21-day listing period, the Company will approve or reject the investment commitments through the Intermediary in the order the commitments were received and based on the requirements set forth in the Proceeds Participation Agreement attached hereto as Exhibit A. At that time, the investor will receive another email confirming the investment or identifying a rejection.

Information Regarding Length of Time of Offering

Investment Cancellations:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in **these offering materials.**

> The intermediary will notify investors when the target offering amount has been met by display on the offering page.

> If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Once the minimum or target amount has been reached, the Issuer may close on the target amount funds and subsequent rolling closes thereafter without changing the overall Offering deadline or closing the full Offering.

> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment via Good Works Investments through your account by clicking on the cancel commitment button in your account profile under My Transactions.

Notifications: Investors may receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

- a change in minimum offering amount,
- change in security price,
- change in management, etc.

If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and their funds will be returned.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or *5%* of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering can be found at: invest.goodworkshub.com/GR

EXHIBITS

Exhibit A	Proceeds Participation Agreement .
Exhibit B	Financials of the Company
Exhibit C	Articles of Organization
Exhibit D	Operating Agreement